SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIGITAL REALTY TRUST, L.P.

(Name of Subject Company (Issuer))

DIGITAL REALTY TRUST, INC.

DIGITAL REALTY TRUST, L.P.

(Names of Filing Persons (Guarantor and Issuer))

4.125% Exchangeable Senior Debentures due 2026

(Title of Class of Securities)

25389J AA4

(CUSIP Number of Class of Securities)

A. William Stein

Chief Financial Officer, Chief Investment Officer and Secretary

560 Mission Street, Suite 2900

San Francisco, CA 94105

(415) 738-6500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Keith Benson, Esq.

Julian T.H. Kleindorfer, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

(415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$48,301,000.00	$5,607.75

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.125% Exchangeable Senior Debentures due 2026 (the “Debentures”), as described herein, is 100% of the principal amount of the Debentures. As of July 13, 2011, there was $48,301,000.00 aggregate principal amount of Debentures outstanding, resulting in an aggregate maximum purchase price of $48,301,000.00.
**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on July 14, 2011 by Digital Realty Trust, L.P., a Maryland limited partnership (the “Company” or “we”), and Digital Realty Trust, Inc., a Maryland corporation (the “Guarantor”), with respect to the right of each holder (the “Holder”) of the Company’s 4.125% Exchangeable Senior Debentures due 2026 (the “Debentures”) to sell and the obligation of the Company to purchase the Debentures, as set forth in the Company’s Issuer Repurchase Notice to Holders of 4.125% Exchangeable Senior Debentures due 2026, dated July 14, 2011, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Option”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Exchange Act.

The Put Option expired at 5:00 p.m., New York City time, on Thursday, August 11, 2011. Based on final information provided to the Company by Wells Fargo Bank, National Association, the trustee and paying agent, no Debentures were tendered and accepted for purchase in the Put Option.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 4.125% Exchangeable Senior Debentures due 2026, dated July 14, 2011, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated July 14, 2011.

(b)(1)	Revolving Credit Agreement, dated as of August 31, 2007, among Digital Realty Trust, L.P., as borrower, Digital Realty Trust, Inc., as parent guarantor, the subsidiary guarantors named therein, Citicorp North America, Inc., as administrative agent, KeyBank National Association, as syndication agent, Citigroup Global Markets Inc. and KeyBanc Capital Markets, as joint lead arrangers and joint book running managers, and the other agents and lenders named therein (incorporated by reference to Exhibit 10.2 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on September 22, 2010 (File No. 000-54023)).

(b)(2)	Amendment No. 1 to the Revolving Credit Agreement, dated as of February 6, 2008, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, the financial institutions named therein, KeyBank National Association, as syndication agent, and Citigroup Global Markets Inc. and KeyBanc Capital Markets, as the arrangers (incorporated by reference to Exhibit 10.7 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on August 4, 2010 (File No. 000-54023)).

(b)(3)	Amendment No. 2 to the Revolving Credit Agreement, dated as of June 13, 2008, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, the financial institutions named therein, KeyBank National Association, as syndication agent, and Citigroup Global Markets Inc. and KeyBanc Capital Markets, as the arrangers (incorporated by reference to Exhibit 10.1 to Digital Realty Trust, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2008).

(b)(4)	Amendment No. 3 to the Revolving Credit Agreement, dated as of June 28, 2010, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, and the financial institutions named therein (incorporated by reference to Exhibit 10.26 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on August 4, 2010 (File No. 000-54023)).

(d)(1)	Indenture, dated as of August 15, 2006, by and among Digital Realty Trust, L.P., as issuer, Digital Realty Trust, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, including form of 4.125% Exchangeable Senior Debentures due 2026 and guarantee (incorporated by reference to Exhibit 4.1 to Digital Realty Trust, Inc.’s Current Report on Form 8-K filed on August 21, 2006).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2011

Digital Realty Trust, Inc.

By:	/s/ Joshua A. Mills
Joshua A. Mills Senior Vice President, General Counsel and Assistant Secretary

Digital Realty Trust, L.P.

By:	Digital Realty Trust, Inc.
Its general partner

By:	/s/ Joshua A. Mills
Joshua A. Mills Senior Vice President, General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 4.125% Exchangeable Senior Debentures due 2026, dated July 14, 2011, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated July 14, 2011.

(b)(1)	Revolving Credit Agreement, dated as of August 31, 2007, among Digital Realty Trust, L.P., as borrower, Digital Realty Trust, Inc., as parent guarantor, the subsidiary guarantors named therein, Citicorp North America, Inc., as administrative agent, KeyBank National Association, as syndication agent, Citigroup Global Markets Inc. and KeyBanc Capital Markets, as joint lead arrangers and joint book running managers, and the other agents and lenders named therein (incorporated by reference to Exhibit 10.2 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on September 22, 2010 (File No. 000-54023)).

(b)(2)	Amendment No. 1 to the Revolving Credit Agreement, dated as of February 6, 2008, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, the financial institutions named therein, KeyBank National Association, as syndication agent, and Citigroup Global Markets Inc. and KeyBanc Capital Markets, as the arrangers (incorporated by reference to Exhibit 10.7 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on August 4, 2010 (File No. 000-54023)).

(b)(3)	Amendment No. 2 to the Revolving Credit Agreement, dated as of June 13, 2008, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, the financial institutions named therein, KeyBank National Association, as syndication agent, and Citigroup Global Markets Inc. and KeyBanc Capital Markets, as the arrangers (incorporated by reference to Exhibit 10.1 to Digital Realty Trust, Inc.’s Quarterly Report on Form 10-Q filed on August 8, 2008).

(b)(4)	Amendment No. 3 to the Revolving Credit Agreement, dated as of June 28, 2010, among Digital Realty Trust, L.P., Citicorp North America, Inc., as administrative agent, and the financial institutions named therein (incorporated by reference to Exhibit 10.26 to Digital Realty Trust, L.P.’s General Form for Registration of Securities on Form 10 filed on August 4, 2010 (File No. 000-54023)).

(d)(1)	Indenture, dated as of August 15, 2006, by and among Digital Realty Trust, L.P., as issuer, Digital Realty Trust, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, including form of 4.125% Exchangeable Senior Debentures due 2026 and guarantee (incorporated by reference to Exhibit 4.1 to Digital Realty Trust, Inc.’s Current Report on Form 8-K filed on August 21, 2006).

(g)	None.

(h)	None.

*	Previously filed.